BB 3/18

05039342

...TES
...GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENBERG FINANCIAL GROUP, ~~INC~~

OFFICIAL USE ONLY
38747
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N CAMPBELL AVE, SUITE 225
(No. and Street)

TUCSON (City) AZ (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEAN GREENBERG (520)544-4909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERTS & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

1610 E RIVER ROAD, SUITE 118 (Address) TUCSON (City) AZ (State) 85718 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
170

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, DEAN GREENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENBERG FINANCIAL GROUP, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Notary Public State of Arizona
Pima County
Susan J Maxwell
Expires August 08, 2006

Signature

PRESIDENT

Title

Susan J Maxwell

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENBERG FINANCIAL GROUP, INC.

CONTENTS

roberts & associates, pllc
certified public accountants & consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Greenberg Financial Group, Inc.

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the Company) (an S Corporation) as of December 31, 2004 and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roberts & Associates, PLLC

January 20, 2005

1610 east river road suite 118 tucson, az 85718 ◆ (520) 881-7211 ◆ fax (520) 881-2429 ◆ www.rtaxes.com

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and equivalents	$	82,409
Receivable from broker-dealer		35,449
Due from stockholder		616
Employee advances		625
Property and equipment, net of accumulated depreciation of $100,455		114,842
Investments		71,091
Deposits and other assets		84,927
Dain Rauscher correspondence deposit		35,000
Total assets	$	424,959

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	1,598
Accrued payroll and related taxes		13,197
Pension plan payable		54,593
Total liabilities		69,388
Stockholders' equity:		
Common stock, no par value; 1,000,000 shares authorized, 9,667 shares issued and outstanding		387,319
Accumulated deficit		(44,408)
Accumulated other comprehensive income		12,660
Total stockholders' equity		355,571
Total liabilities and stockholders' equity	$	424,959

See notes to financial statements.

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
For the year ended December 31, 2004

Revenues:	
Management and investment advisory fees	$ 1,284,830
Commission income	478,640
Broker-dealer fees	142,776
Total revenues	1,906,246
Operating expenses:	
Employee compensation and benefits	1,159,345
Floor brokerage, exchange and clearance fees	145,781
Advertising, promotion and seminars	177,865
Occupancy costs	121,669
Office expenses	106,991
Professional and consulting fees	21,981
Quotation services and communications	68,300
Total operating expenses	1,801,932
Net income from operations	104,314
Other income (expenses):	
Interest income	1,394
Other income	8,500
Interest expense	(1,913)
Loss on disposal of assets	(7,782)
Total other income (expenses)	199
Net income	104,513
Other comprehensive income:	
Unrealized gain on securities	12,660
Total other comprehensive income	12,660
Total comprehensive income	$ 117,173

See notes to financial statements.

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2004

	Common Stock		Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Deficit	Income	Equity
Balance, December 31, 2003	10,000	$ 387,319	$ (148,921)	$ -	$ 238,398
Surrendered shares (Note 9)	(333)				
Net income			104,513		104,513
Total other comprehensive income				12,660	12,660
Balance, December 31, 2004	9,667	$ 387,319	$ (44,408)	$ 12,660	$ 355,571

See notes to financial statements.

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	104,513
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		23,790
Loss on disposal of property and equipment		7,782
Changes in operating assets and liabilities:		
Receivable from broker-dealer		(19,248)
Due from stockholder		5,130
Employee advances		1,250
Deposits and other assets		(21,190)
Accounts payable		(40,682)
Accrued payroll and related taxes		8,336
Pension plan payable		38,139
Total adjustments		3,307
Net cash provided by operating activities		107,820
Cash flows from investing activities:		
Purchases of property and equipment		(19,485)
Purchases of marketable securities		(38,331)
Net cash used in investing activities		(57,816)
Cash flows from financing activities:		
Repayment of capital lease payable		(19,958)
Net cash used in financing activities		(19,958)
Net increase in cash and equivalents		30,046
Cash and equivalents, beginning of year		52,363
Cash and equivalents, end of year	$	82,409
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	1,913

See notes to financial statements.

1. Organization

Greenberg Financial Group, Inc. (the Company) incorporated under the laws of the State of Arizona in 1998. The Company also elected Subchapter S Status for income tax purposes. The Company originally operated as a limited liability company and has been an investment advisory firm since its inception in 1995. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the National Association of Securities Dealers (NASD).

The Company executes all of its brokerage transactions through a third party clearinghouse and does not have possession of any of its clients' investment accounts.

2. Summary of Significant Accounting Policies

Cash and Equivalents

The Company considers all investments that mature within three months of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when incurred.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned over the term of the contract. The Company collects its investment advisory fees on the first day of a quarter in advance. Management considers all receivables as fully collectible as each customer has agreed that the Company can withdraw the investment advisory fees from their brokerage accounts on a quarterly basis. Therefore no allowance for doubtful accounts is considered necessary.

Investments

Investments are comprised of 1,500 warrants to purchase shares of The Nasdaq Stock Market, Inc. at escalating values expiring June 27, 2006. Presently, the fair value of the stock is below the exercise price of the warrants. The Company expects the fair value of the stock will exceed the exercise price before maturity. Accordingly investments are carried at original cost.

In addition to the above-mentioned investments, the Company also has marketable securities. The Company's marketable securities are classified as available-for-sale securities. Available-for-sale securities are measured at fair value, with net unrealized gains and losses reported in other comprehensive income.

Commissions

Commissions and other related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Comprehensive Income

The Company reports investments at fair value, with net unrealized gains and losses reported in other comprehensive income.

2. Summary of Significant Accounting Policies, Continued

Income Taxes

The Company is an S Corporation. Income, loss, deductions and credits pass through to the Company's shareholders and are taxed at the stockholders' individual income tax rates. Therefore, the financial statements do not include a provision for income taxes.

Property, Equipment and Depreciation

Property and equipment are stated at cost. The cost of maintenance and repairs that do not improve or extend the lives of property and equipment is charged to expense as incurred. Renewals and betterments that materially extend the life of an asset are capitalized. When assets are sold or retired, their cost and related accumulated depreciation is removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation for financial reporting purposes is computed using straight-line and accelerated methods over the following estimated useful lives of the various classes of assets:

Office equipment	5-7 years
Office furniture	7-10 years
Leasehold improvements	7-10 years

Advertising Costs

The cost of advertising is expensed as incurred. The Company does not participate in direct response advertising. The Company incurred $89,117 of advertising costs during the year ended December 31, 2004.

3. Property and Equipment

The following is a summary of property and equipment:

Office equipment	$ 97,131
Office furniture	21,724
Leasehold improvements	96,442
Total property and equipment, at cost	215,297
Less accumulated depreciation	(100,455)
Net property and equipment	$ 114,842

Depreciation expense was $23,790 for the year ended December 31, 2004.

4. Due from Stockholder

Due from stockholder is advances to a stockholder that are non-interest bearing and are due on demand.

5. Line of Credit

The Company has a $100,000 line of credit with a bank. The line of credit provides borrowing at prime plus .50% through April 24, 2005. The prime rate as of December 31, 2004 was 5.0%. The majority shareholder of the Company guarantees the line of credit. There was no outstanding balance on the line of credit at December 31, 2004.

6. Commitments

Leases

The Company leases office space under a non-cancelable operating lease through September 2011. The lease agreement provides for a renewal option and requires payment of maintenance and insurance. Rent expense on this operating lease was $114,962 for the year ended December 31, 2004.

The Company is subject to a master lease with an LLC owned, in part, by its majority shareholder. The master lease provides for rental of 33% of the building occupied by the Company through 2011. In connection with that lease, the Company entered into a sub-lease with an unrelated party. The sub-lease provides for lease of approximately 9% of the building through 2011. Both the lease and sub-lease provide for operating cost reimbursements in excess of base year expenses. The Company received $29,683 under this sub-lease during the year ended December 31, 2004.

Future minimum rental payments due under the master lease and sub-lease at December 31, 2004 are:

Year ending December 31,	Master Lease	Sub-Lease	Net Rental Commitment
2005	$ 108,867	$ 29,295	$ 79,572
2006	111,167	29,914	81,253
2007	113,467	30,533	82,934
2008	115,767	31,152	84,615
2009	118,067	31,771	86,296
Thereafter	201,633	54,258	147,375
Total commitments	$ 768,968	$ 206,923	$ 562,045

7. Related Party Transactions

Officers/Shareholders

Each of the Company's seven shareholders execute their personal investment trades through the Company.

The Company purchases its advertising media services from an agency owned by the majority shareholder's spouse. The amount paid to this agency was $87,743 for the year ended December 31, 2004.

The Company leases its office space from a related party as described in footnote 6.

8. Retirement Plan

The Company has a 401(k) Profit Sharing Plan covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation. The Company matches employee's contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $15,402 for the year ended December 31, 2004. The Company also accrued a discretionary profit sharing contribution allocable to all eligible employees of $39,191 for the year ended December 31, 2004.

9. Risks

Concentrations

The Company conducts most of its business with residents of Southern Arizona and could be materially affected by fluctuations in that geographic area as well as changes in the stock market.

The Company maintains its cash balances in financial institutions in Tucson, Arizona. The Federal Deposit Insurance Corporation insures the Company's cash balances up to $100,000. At December 31, 2004, all of the Company's cash balances were insured.

Lawsuits and Professional Liability Insurance

The Company and its majority stockholder were respondents in a lawsuit alleging principally that unsuitable investments were recommended and that they resulted in portfolio losses. The losses were incurred at a time when the general market conditions were in a decline. The Company and its counsel believed the case was without merit and defended it vigorously. The claimant was a minority stockholder of the Company. During 2004, the Company and its majority stockholder settled the suit with the minority stockholder. The Company paid nothing to the minority stockholder and the minority stockholder agreed to pay the Company $15,000 and to return their 333 shares of stock to the Company and its majority stockholder.

On December 28, 2004, another claimant filed a Statement of Claim with the NASD alleging principally that the Company was negligent, made unsuitable investments and failed to follow the claimant's stated objectives. Claimant requested compensatory damages of $76,206 plus interest, punitive damages and attorneys' fees. The Company believes this suit is also without merit and will defend it vigorously.

In order to mitigate the potential of future lawsuits, the Company has since implemented the MAP program to provide improved documentation of the client's knowledge of and the Company's adherence to the investment objectives laid out by the client. The improved documentation of the understanding with the client is expected to minimize these types of litigation. The Company continues to pursue placement of professional liability insurance.

10. Shareholders' Agreement

The Company has a shareholders' agreement of which key provisions include:

Shareholders must have disclosed to them in advance any proposed employment or independent contractor relationships with persons or companies related to any shareholder and the Company. If the required disclosures are not made, the Company may demand a refund of all monies paid to such related party.

If a shareholder desires to sell their shares of stock in the Company, the Company has the first option to purchase the shares and the remaining shareholders have second option to purchase.

In the event of the death of a minority shareholder, the Company shall have first option to purchase the shares owned from the beneficiaries at a price of 125% of the book value. The remaining shareholders shall have the second option to purchase the shares at the same price.

The Company shall pay for $1 million of insurance on the life of the manager (the majority shareholder) with proceeds payable to his spouse. Upon the death of the majority shareholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of manager's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

10. Shareholders' Agreement, Continued

In the event of the death of the majority shareholder-manager, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expenses associated with providing a college education to the manager's children through doctorate degrees.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company computes its net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Minimum net capital of $5,000 or 1/15th of the aggregate indebtedness (whichever is greater) is required. At December 31, 2004, the Company had net capital of $207,968, which was $202,968 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.334 to 1.000.

12. Financial Instruments With Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

SUPPLEMENTARY INFORMATION

GREENBERG FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITES AND EXCHANGE COMMISSION
As of December 31, 2004

Net capital		
Total stockholders' equity	$	355,571
Deductions and/or changes:		
Non-allowable assets:		
Employee advances		(625)
Due from stockholder and non-customer		(616)
Non-indebted property and equipment, net		(114,842)
Nonmarketable securities		(20,100)
Net capital before haircuts on securities positions (tentative net capital)		219,388
Haircuts on securities:		
Marketable securities		(7,650)
Undue concentrations		(3,770)
Net capital		207,968
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital excess	$	202,968
Net capital excess at 1000%	$	201,029
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$	69,388
Ratio: Aggregate indebtedness to net capital		0.334 to 1.000
Reconciliation with Company's computation reported on Part II of Form X-17A-5 as of December 31, 2004		
Net capital, as reported in Company's (unaudited) FOCUS report	$	247,159
Audit adjustments:		
Profit sharing plan accrual		(39,191)
Net capital per above	$	207,968
Aggregate indebtedness, as reported in Company's (unaudited) FOCUS report	$	30,197
Audit adjustments:		
Profit sharing plan accrual		39,191
Aggregate indebtedness per above	$	69,388

Supplementary Information.
See Independent Auditors' Report.

roberts & associates, pllc
certified public accountants & consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Greenberg Financial Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Greenberg Financial Group, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1610 east river road suite 118 tucson, az 85718 ◆ (520) 881-7211 ◆ fax (520) 881-2429 ◆ www.rtaxes.com

roberts & associates, pllc
certified public accountants & consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3, Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roberts & Associates PLLC

January 20, 2005

1610 east river road suite 118 tucson, az 85718 ◆ (520) 881-7211 ◆ fax (520) 881-2429 ◆ www.rtaxes.com